UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 13, 2020

First Horizon National Corporation

(Exact name of registrant as specified in its charter)

TN (State of incorporation)	001-15185 (Commission File Number)	62-0803242 (I.R.S. Employer Identification No.)

165 Madison Avenue, Memphis, Tennessee 38103

(Address of principal executive offices) (Zip Code)

(901) 523-4444

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

$0.625 Par Value Common Capital Stock	FHN	New York Stock Exchange LLC

Depositary Shares, each representing a 1/4,000th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series A	FHN PR A	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events

As previously announced, on November 3, 2019, First Horizon National Corporation (“First Horizon”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with IBERIABANK Corporation (“IBKC” or “IBERIABANK”).

On or about March 25, 2020, First Horizon mailed a joint definitive proxy statement/prospectus relating to a special meeting of stockholders of First Horizon scheduled to be held on April 24, 2020, for the purpose of acting on the following matters: (i) to consider and vote on a proposal to approve the Merger Agreement, (ii) to consider and vote on a proposal to approve the amendment of the restated charter of First Horizon to effect an increase in the number of authorized shares of First Horizon common stock from 400,000,000 to 700,000,000, (iii) to consider and vote on a proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid by First Horizon to its named executive officers in connection with the merger and (iv) to consider and vote on a proposal to adjourn the First Horizon special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the First Horizon merger proposal and/or the First Horizon charter amendment proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of First Horizon common stock.

As previously disclosed on page 142 of the joint proxy statement/prospectus of First Horizon, dated March 19, 2020, under the heading “The Merger—Litigation Relating to the Merger,” an action captioned Bushansky v. First Horizon National Corp., et al. was filed in the United States District Court for the Western District of Tennessee. The defendants believe that the lawsuit is without merit and specifically deny that any supplemental disclosure was or is required. However, to moot certain of the plaintiff’s disclosure claims in the lawsuit, to avoid nuisance, potential expense and delay, and to provide additional information to First Horizon’s stockholders, First Horizon has determined to voluntarily supplement the definitive proxy statement/prospectus with certain disclosures. Nothing in this 8-K shall be deemed to be an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT

The information set forth below supplements the joint proxy statement/prospectus and should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the definitive proxy statement, the information contained herein supersedes the information contained in the definitive proxy statement. Terms used below shall have the meanings set forth in the joint proxy statement/prospectus (unless otherwise defined below).

Opinion of First Horizon’s Financial Advisor

The following disclosure supplements the discussion on page 83 of the joint proxy statement/prospectus concerning Synergies.

First Horizon directed Morgan Stanley, for purposes of its pro forma analyses, to use Synergies equal to twenty-five percent (25%) of IBKC’s estimated non-interest expenses ($170 million pre-tax), phased in twenty-five percent (25%) in 2020, seventy-five percent (75%) in 2021 and one-hundred percent (100%) thereafter.

The following disclosure supplements the discussion on page 85 and page 87 of the joint proxy statement/prospectus concerning Morgan Stanley’s public trading comparables analysis of IBKC and First Horizon, respectively.

Morgan Stanley used the following multiples for its public trading comparables for IBKC and First Horizon, in connection with its Price / 2020 EPS and Price / TBV analyses:

Sorted by Asset Size
	Market Data

No. Name	Price / TBV (x)	Price / ’20 EPS (x)
First Horizon	1.7	10.1
IBKC	1.4	10.9
1. Signature	1.4	10.8
2. Synovus	1.4	9.5
3. TCF Financial	1.6	9.7
4. East West	1.5	9.6
5. BOK Financial	1.5	11.1
6. Wintrust	1.3	10.7
7. F.N.B.	1.7	10.5
8. Valley	1.8	11.9
9. Texas Capital	1.1	10
10. Cullen/Frost	1.8	14.3
11. BankUnited	1.2	11.3
12. Associated	1.4	11.3
13. Hancock Whitney	1.4	9.7
14. Sterling	1.6	8.9
15. Webster Financial	1.7	12
16. Umpqua Holdings	1.5	11.2
17. Pinnacle Financial	1.9	11.1
18. PacWest	2	10.8
19. Western Alliance	2	10.3
20. Commerce	2.5	18.4

The following disclosure supplements the discussion on page 86 of the joint proxy statement/prospectus concerning Morgan Stanley’s dividend discount analysis of IBKC.

With respect to Morgan Stanley’s IBKC Dividend Discount Analysis, Morgan Stanley selected the range of discount rates from 7.4% to 9.4% upon the application of Morgan Stanley’s professional judgment and experience to reflect IBKC’s estimated cost of equity using a capital asset pricing model (“CAPM”).

For purposes of deriving the terminal value of IBKC with respect to Morgan Stanley’s IBKC Dividend Discount Analysis, Morgan Stanley selected a range of terminal forward multiples of 9.0x to 11.0x upon the application of Morgan Stanley’s professional judgment and experience, taking into account, among other factors, the Price / 2020 EPS multiples for the selected companies.

The following disclosure supplements the disclosure on page 88 of the joint proxy statement/prospectus concerning Morgan Stanley’s dividend discount analysis of First Horizon.

With respect to Morgan Stanley’s First Horizon Dividend Discount Analysis, Morgan Stanley selected the range of discount rates from 7.3% to 9.3% upon the application of Morgan Stanley’s professional judgment and experience to reflect First Horizon’s estimated cost of equity using a CAPM.

For purposes of deriving the terminal value of First Horizon with respect to Morgan Stanley’s First Horizon Dividend Discount Analysis, Morgan Stanley selected a range of terminal forward multiples of 9.0x to 11.0x upon the application of Morgan Stanley’s professional judgment and experience, taking into account, among other factors, the Price / 2020 EPS multiples for the selected companies.

The following disclosure supplements the disclosure on page 89 of the joint proxy statement/prospectus concerning Morgan Stanley’s pro forma accretion/dilution analysis.

With respect to Morgan Stanley’s Pro Forma Accretion/Dilution Analysis, First Horizon directed Morgan Stanley to use a tangible book value per share as of the closing date equal to $9.64.

The following disclosure supplements the disclosure on page 89 of the joint proxy statement/prospectus concerning Morgan Stanley’s pro forma dividend discount analysis.

With respect to Morgan Stanley’s Pro Forma Dividend Discount Analysis, Morgan Stanley selected the range of discount rates from 7.3% to 9.3% upon the application of Morgan Stanley’s professional judgment and experience to reflect First Horizon’s estimated cost of equity using a CAPM.

With respect to Morgan Stanley’s Pro Forma Dividend Discount Analysis, Morgan Stanley selected the terminal forward multiples of 9.0x to 11.0x upon the application of Morgan Stanley’s professional judgment and experience, taking into account, among other factors, the Price / 2020 EPS multiples for the selected companies.

The following disclosure supplements the disclosure on page 90 of the joint proxy statement/prospectus concerning the Morgan Stanley’s qualifications as financial advisor to First Horizon.

During the two (2) years preceding the date of delivery of Morgan Stanley’s written opinion, Morgan Stanley and its affiliates have not provided financial advisory or financing services to IBKC and have not received any fees for such services from IBKC during such time.

The following supplemental disclosure amends and restates in its entirety the last partial paragraph on page 115 and first partial paragraph on page 116 of the joint definitive proxy statement/prospectus in the subsection captioned “Consensus “Street Estimates””.

First Horizon senior management confirmed that Morgan Stanley should use the following publicly available consensus “street estimates” for First Horizon, as extrapolated for certain fiscal years based on the guidance of First Horizon senior management: (1) 2019, 2020 and 2021 earnings per share of $1.61 per share, $1.61 per share and $1.68 per share, respectively, and (2) 2019, 2020 and 2021 net income of $488 million, $498 million and $508 million, respectively, which First Horizon advised were consistent with First Horizon’s internal estimates. First Horizon senior management confirmed that Morgan Stanley should use the following publicly available consensus “street estimates” for IBKC, as extrapolated for certain fiscal years based on the guidance of First Horizon senior management: (1) 2019, 2020 and 2021 earnings per share of $7.11 per share, $6.84 per share and $7.31 per share, respectively, and (2) 2019, 2020 and 2021 net income of $371 million, $354 million and $362 million, respectively, which IBKC advised were consistent with IBKC's internal estimates. In addition, First Horizon confirmed that Morgan Stanley should use (1) an estimated 5.0% net income growth rate for each of First Horizon and IBKC for 2022, 2023 and 2024, (2) projected excess capital above a 9.25% common equity Tier 1 ratio available for dividend distributions derived from street estimates of net income for First Horizon for fourth quarter 2019 and calendar year 2020, 2021, 2022, 2023 and 2024 (inclusive of terminal value based on the range of terminal forward multiples and other assumptions outlined on page 88 of the joint definitive proxy statement/prospectus in the subsection named “First Horizon Dividend Discount Analysis”), of $56 million, $293 million, $291 million, $304 million, $350 million and $6.4 billion, respectively, and (3) projected excess capital above a 9.25% common equity Tier 1 ratio available for dividend distributions derived from street estimates of net income for IBKC for fourth quarter 2019 and calendar year 2020, 2021, 2022, 2023 and 2024 (inclusive of terminal value based on the range of terminal forward multiples and other assumptions outlined on page 86 of the joint definitive proxy statement/prospectus in the subsection named “IBKC Dividend Discount Analysis”), of $29 million, $201 million, $201 million, $211 million, $247 million and $4.5 billion, respectively.”

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description of Exhibit

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This Form 8-K, the proxy statement and the documents that we incorporate by reference therein contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Horizon and IBERIABANK beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and IBERIABANK, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in First Horizon’s and IBERIABANK’s respective reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Horizon and IBERIABANK; the outcome of any legal proceedings that may be instituted against First Horizon or IBERIABANK; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and IBERIABANK do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon and IBERIABANK success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of First Horizon and IBERIABANK.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.FirstHorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, including its Registration Statement on Form S-4 (File No. 333-235757), dated December 31, 2019, as amended by Amendment No. 1 to Form S-4, dated February 10, 2020, Amendment No. 2 to Form S-4, dated March 9, 2020, Amendment No. 3 to Form S-4, dated March 17, 2020 and filings related to that Registration Statement, First Horizon’s definitive proxy statement, dated March 16, 2020, and in IBERIABANK’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended by Amendment No. 1 to Form 10-K, dated March 17, 2020, filed with the SEC and available in the “Investor Relations” section of IBERIABANK’s website, www.IBERIABANK.com, under the heading “Financials & Filings” and in other documents IBERIABANK files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon filed with the SEC a Registration Statement on Form S-4 (File No. 333- 235757) to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement/prospectus of First Horizon and IBERIABANK. The Registration Statement was declared effective by the SEC on March 19, 2020 and the definitive joint proxy statement/prospectus was mailed to First Horizon’s shareholders of record as of the close of business on February 24, 2020. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF FIRST HORIZON AND IBERIABANK ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4,THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FIRST HORIZON, IBERIABANK AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Horizon and IBERIABANK, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, the joint proxy statement/prospectus, and the filings with the SEC that have been incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon, 165 Madison Avenue, Memphis, TN 38103, telephone (901) 523-5679, or Jefferson G. Parker, IBERIABANK, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314.

Participants in this Transaction

First Horizon, IBERIABANK and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 16, 2020, its Annual Report on Form 10-K for the fiscal year 2019 which was filed with the SEC on February 28, 2020, and certain of its Current Reports on Form 8-K. Information regarding IBERIABANK’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year 2019 which was filed with the SEC on March 2, 2020 and amended by Amendment No. 1 to Form 10-K which was filed with the SEC on March 17, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Horizon National Corporation
(Registrant)

Date: April 13, 2020

	By:	/s/ Clyde A. Billings, Jr.
(Signature)
	Name:	Clyde A. Billings, Jr.
	Title:	Senior Vice President, Assistant General Counsel, and Corporate Secretary